FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1.	Reporting Issuer

Brigus Gold Corp.

1969 Upper Water Street, Suite 2001

Purdy's Wharf Tower II

Hallifax, Nova Scotia

B3J 3R7

ITEM 2.	Date of Material Change

March 15, 2012.

ITEM 3.	Press Releases

Press release in the form of Schedule A attached hereto was disseminated on March 15, 2012 via Busineswire news service.

ITEM 4.	Summary of Material Change

Brigus Gold Corp. (“Brigus” or the “Company”) (TSX and NYSE Amex: BRD) has announced that it has closed its previously announced bought deal offering. The Company issued an aggregate of 15,790,000 common shares of the Company at a price of CDN$0.95 per share, for aggregate gross proceeds of $15,000,500.

The syndicate of underwriters was led by Cormark Securities Inc. and included Haywood Securities Inc., BMO Nesbitt Burns Inc., Fraser Mackenzie Limited, Casimir Capital Ltd. and Global Hunter Securities LLC.

The net proceeds are intended to be used to fund development activities at the Company's Black Fox Mine and for general corporate purposes and working capital.

ITEM 5.	Full Description of Material Change

See Schedule A attached.

ITEM 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

ITEM 7.	Omitted Information

Not applicable.

ITEM 8.	Executive Officer

The following officers of the Company may be contacted for further information:

Jennifer Nicholson, CA	Katherine Burgess
Vice President, Investor Relations	Manager, Stakeholder Relations
Phone: (902) 422-1421	Phone: (902) 422-7184
Email: jnicholson@brigusgold.com	Email: kburgess@brigusgold.com

Form 51-102F3	Page 2

ITEM 9.	Date of Report

This report is dated this 15th of March, 2012.

Schedule A

TSX : BRD

March 15, 2012 12:52 PM ET

Brigus Gold Corp. Closes $15 Million Bought Deal Equity Financing

THIS NEWS RELEASE IS NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

Halifax, Nova Scotia – March 15, 2012– Brigus Gold Corp. (“Brigus” or the “Company”) announced today that it has closed the previously announced bought deal offering (the "Offering"). The Company issued an aggregate of 15,790,000 common shares of the Company at a price of CDN$0.95 per share, for aggregate gross proceeds of $15,000,500.

The syndicate of underwriters was led by Cormark Securities Inc. and included Haywood Securities Inc., BMO Nesbitt Burns Inc., Fraser Mackenzie Limited, Casimir Capital Ltd. and Global Hunter Securities LLC.

The net proceeds are intended to be used to fund development activities at the Company's Black Fox Mine and for general corporate purposes and working capital.

The Company has granted to the underwriters an over-allotment option to purchase up to an additional 2,368,500 common shares at the offering price, exercisable in whole or in part, at any time for a period of 30 days.

This news release does not constitute an offer of securities for sale in the United States. The securities being offered have not been, nor will they be, registered under the Unites States Securities Act of 1933, as amended, and such securities may not be offered or sold within the United States absent U.S. registration or an applicable exemption from U.S. registration requirements.

About Brigus Gold

Brigus is a growing gold producer committed to maximizing shareholder value through a strategy of efficient production, targeted exploration and select acquisitions. The Company operates the wholly owned Black Fox Mine and Mill in the Timmins Gold District of Ontario, Canada. The Black Fox Complex encompasses the Black Fox Mine and adjoining properties in the Township of Black River Matheson, Ontario, Canada. Brigus is also advancing the Goldfields Project located near Uranium City, Saskatchewan, Canada, which hosts the Box and Athona gold deposits. In Mexico, Brigus Gold has completed a transaction to sell a 75% interest in the Ixhuatan Project located in the state of Chiapas to Cangold. In the Dominican Republic, Brigus has signed an agreement to sell its remaining interests in three mineral exploration projects.

Caution Regarding Forward-Looking Information

This news release includes certain information that may constitute "forward-looking information" under applicable Canadian securities legislation. Forward-looking information includes, but is not limited to, statements about the use of proceeds from the Offering, strategic plans, spending commitments, future operations, future work programs and objectives. Forward-looking information is necessarily based upon a number of estimates and assumptions that, while considered reasonable, are subject to known and unknown risks, uncertainties, and other factors which may cause the actual results and future events to differ materially from those expressed or implied by such forward-looking information and the risks identified in the Company's annual information form under the heading "Risk Factors". There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. All forward-looking information contained in this press release is given as of the date hereof and is based upon the opinions and estimates of management and information available to management as at the date hereof. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

Contact Information

Jennifer Nicholson, CA	Katherine Burgess
Executive Vice President	Manager, Stakeholder Relations
Phone: (902) 422-1421	Phone: (902) 422-1421
Email: ir@brigusgold.com	Email: ir@brigusgold.com

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.